AEQUI ACQUISITION CORP.

500 West Putnam Avenue, Suite 400

Greenwich, CT 06830

November 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ruairi Regan

Re:	Aequi Acquisition Corp.
Registration Statement on Form S-1
Filed October 6, 2020, as amended
File No. 333-249337

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aequi Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, November 19, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Hope S. Taitz
Hope S. Taitz
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP